[redacted]

UNIT
SECURITIESANDE
Washing

11017221

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFBE Capital, LP

OFFICIAL USE ONLY
46834
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker, Suite 1140
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel LeGaye (281) 367-2454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2011

OATH OR AFFIRMATION

I, Alex Howard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFBE Capital, LP, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alex Howard
Signature

Designated Principal
Title

Notary Public

KYMBERLY KERIN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 9, 2011

SEC Mail Processing Section
RECEIVED
FEB 24 2011
Wash., D.C.
211

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFBE CAPITAL, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
HFBE Capital, L.P.
Houston, Texas

We have audited the accompanying balance sheets of HFBE Capital, L.P. as of December 31, 2010 and 2009 and the related statements of operations, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 17, 2011

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

	2010	2009
Cash and cash equivalents	$ 72,166	$ 20,311
Accounts receivable	267,500	-
Prepaid other	750	-
Prepaid expenses - affiliate	220,724	-
TOTAL ASSETS	$ 561,140	$ 20,311

LIABILITIES AND PARTNERS' CAPITAL

	2010	2009
Accounts payable	$ 5,152	$ -
Partners' capital	555,988	20,311
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 561,140	$ 20,311

The accompanying notes are an integral part of the financial statements.

HFBE CAPITAL, L.P.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Commissions and other revenues	$ 2,477,358	$ 11,250
Management fee and administrative expense	1,941,681	63,395
Net income (loss)	$ 535,677	$ (52,145)

The accompanying notes are an integral part of the financial statements.

	Limited Partners			General Partner	
	Howard	Frazier	Barker	HFBE Capital GP LLC	Total
Balance, December 31, 2008	$ 22,104	$ 22,103	$ 22,102	$ (2,132)	$ 64,177
Partner contributions	2,760	2,760	2,759	-	8,279
Net loss	(17,381)	(17,381)	(17,381)	(2)	(52,145)
Balance, December 31, 2009	7,483	7,482	7,480	(2,134)	20,311
Net income	178,552	178,552	178,552	21	535,677
Balance, December 31, 2010	$ 186,035	$ 186,034	$ 186,032	$ (2,113)	$ 555,988

The accompanying notes are an integral part of the financial statements.

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and others	$ 1,988,384	$ 52,500
Cash paid for management fees and expenses	(1,936,529)	(62,645)
Net cash provided (used) by operating activities	51,855	(10,145)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partner contributions	-	8,279
Net cash provided by financing activities	-	8,279
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,855	(1,866)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,311	22,177
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 72,166	$ 20,311
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income (loss)	$ 535,677	$ (52,145)
(Increase) decrease in accounts receivable	(267,500)	41,250
(Increase) decrease in prepaid other	(750)	-
(Increase) decrease in prepaid expenses - affiliate	(220,724)	750
Increase in accounts payable	5,152	-
Net cash provided (used) by operating activities	$ 51,855	$ (10,145)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – HFBE Capital, L.P. (a Texas limited partnership) ("the Partnership") is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition – Commissions are recognized when transactions settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin Taxes (TMT) if owed. No TMT was owed at December 31, 2010 and 2009.

Generally accepted accounting principles (GAAP) provide detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of operations.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Partnership has evaluated subsequent events through February 17, 2011, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2010.

NOTE B PARTNERSHIP AGREEMENT

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners are Donald Barker, William Frazier and Alex Howard.

The general partner has an ownership interest of .0034% and the limited partners each have a 33.3322% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership. At December 31, 2010, the Partnership had advanced $220,724 to HFBE for services to be rendered in the future.

HFBE receives an incremental allocation services fee of $9,100 per month and a proportional allocation service fee equal to 85% of the monthly adjusted net operating income of the Partnership. The service fees may be adjusted upon written notice by HFBE. In 2010 and 2009, HFBE waived $-0- and $209,311, respectively in service fees.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2010 and 2009, the Partnership had net capital of $67,014 and $20,311 respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .07 to 1 and -0- at December 31, 2010 and 2009, respectively. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $72,166 and $20,311 at December 31, 2010 and 2009, respectively, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

For the year ended December 31, 2010 and 2009, one customer represented 84% and 100% of the Partnership's commission revenue.

Generally, no collateral or other security is required to support accounts receivable. At December 31, 2010 and 2009, management determined that no allowance for doubtful accounts was required.

NET CAPITAL	
Total partners' capital qualified for net capital	$ 555,988
Total capital and allowable subordinated liabilities	555,988
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(267,500)
Prepaid expenses - other	(750)
Prepaid expenses - affiliate	(220,724)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	67,014
Haircuts on securities	-
Net capital	$ 67,014
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 343
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 62,014
Ratio: Aggregate indebtedness to net capital	.07 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2010, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

NET CAPITAL	
Total partners' capital qualified for net capital	$ 20,311
Total capital and allowable subordinated liabilities	20,311
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	20,311
Haircuts on securities	-
Net capital	$ 20,311
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 15,311
Ratio: Aggregate indebtedness to net capital	-0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010 AND 2009

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

February 17, 2011

The Partners
HFBE Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFBE Capital, L.P. (the Partnership), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 17, 2011

To the Partners
HFBE Capital, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by HFBE Capital, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating HFBE Capital, L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). HFBE Capital, L.P.'s management is responsible for the HFBE Capital, L.P.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail and clearing broker reports noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051548 FINRA DEC
HFBE CAPITAL LP 19*19
815 WALKER ST STE 1140
HOUSTON TX 77002-5768

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dan LeGaye (281) 367-2454

2. A. General Assessment (item 2e from page 2)		$ 6,193.40
B. Less payment made with SIPC-6 filed (exclude interest) 7-15-10 (Date Paid)		(1,041.39)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,152.01
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,152.01
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,152.01	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HFBE Capital, LP
(Name of Corporation, Partnership or other organization)

Alex Howard
(Authorized Signature)

Designated Principal
(Title)

Dated the 15 day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,477,358
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,477,358
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,477,358
2e. General Assessment @ .0025	$ 6,193.40

(to page 1, line 2.A.)